CORRELATE HEALTH, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Correlate Health, Inc.
Peachtree City, Georgia

We have reviewed the accompanying financial statements of Correlate Health, Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
April 28, 2021

CORRELATE HEALTH, INC.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 1,406
TOTAL CURRENT ASSETS	1,406
TOTAL ASSETS	$ 1,406

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ -
TOTAL CURRENT LIABILITIES	-
LONG-TERM LIABILITIES	
Accrued interest	8,745
Convertible notes	78,556
TOTAL LONG-TERM LIABILITIES	87,301
TOTAL LIABILITIES	87,301
SHAREHOLDERS' EQUITY	
Common stock, see note 4	35
Subscriptions receivable	(3,500)
Additional paid-in capital	20,603
Shareholders' equity	(103,033)
TOTAL SHAREHOLDERS' EQUITY	(85,895)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,406

See independent accountant's review report and accompanying notes to financial statements.

CORRELATE HEALTH, INC.
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
General and administrative		4,330
Legal and professional fees		1,000
TOTAL OPERATING EXPENSES		5,330
NET OPERATING INCOME		(5,330)
OTHER INCOME/(EXPENSES)		
Interest expense		(9,430)
TOTAL OTHER INCOME/(EXPENSES)		(9,430)
NET LOSS	$	(14,760)

See independent accountant's review report and accompanying notes to financial statements.

CORRELATE HEALTH, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Common Stock		Subscriptions Receivable	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
ENDING BALANCE, DECEMBER 31, 2019	3,500,000	$ 35	$ (3,500)	$ 13,867	$ (88,273)	$ (77,871)
Capital contributions	-	-	-	6,736	-	6,736
Net loss	-	-	-	-	(14,760)	(14,760)
ENDING BALANCE, DECEMBER 31, 2020	3,500,000	$ 35	$ (3,500)	$ 20,603	$ (103,033)	$ (85,895)

CORRELATE HEALTH, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(14,760)
Adjustments to reconcile net income to net cash provided by operating activities:		
Interest from beneficial conversion features		3,278
Increase (decrease) in liabilities:		
Accrued interest		6,152
CASH USED FOR OPERATING ACTIVITIES		(5,330)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution		6,736
CASH PROVIDED BY FINANCING ACTIVITIES		6,736
NET INCREASE IN CASH		1,406
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	1,406

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Correlate Health, Inc. (the "Company"), formerly BlockInterop, Inc., was incorporated in the State of Delaware on January 4, 2019. The Company is a digital health company that focuses on the development, acquisitions, and investments of healthcare meaningful use application, web services, and data transformation tools that enable new care models.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Georgia.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical
                       assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the
                       marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling a digital healthcare platform. The Company's payments generally will be collected upfront. For year ending December 31, 2020, the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred. The Company did not incur any advertising expenses for the year ending December 31, 2020.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Convertible Notes**

The Company has various convertible notes outstanding at December 31, 2020, with a total principal amount of $81,000. The notes bear interest at 8% per annum, as defined in the individual note agreements, and have beneficial conversion features upon which the principal will convert at 90% of the per unit price paid by investors. The notes were recorded net of the discounts related to the beneficial conversion features of $9,000 during 2019. The discounts are amortized over the life of the related notes with a balance of $2,444 at December 31, 2020. All unpaid principal and accrued interest is due upon maturity, which ranges from February 2023 to May 2023 or will convert upon an equity financing or change in control event. The full principal amount of the convertible notes were outstanding at December 31, 2020.

4.   **Equity**

Preferred Stock
Under the amended and restated articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 5,000,000 shares at $0.00001 par value per share. As of December 31, 2020, no shares of preferred stock have been issued and none are outstanding.

Common Stock
Under the amended and restated articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares of Class A stock at $0.00001 par value per share, and 5,000,000 shares of Class B Stock at $0.00001 par value per share. As of December 31, 2020, 3,500,000 shares of Class A common stock have been issued and are outstanding. No shares of Class B common stock have been issued and none are outstanding.

5.   **Subsequent Events**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $250,000 in Common Stock (or 14,085 shares). The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $250,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal, Inc. (the "Intermediary" aka "Net Capital"). The Intermediary will be entitled to receive up to 4.9% of the amount raised for a successful offering and a listing fee of up to $5,000.

Managements Evaluation
The Company has evaluated subsequent events through April 28, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

CORRELATE HEALTH, INC.

Balance Sheet
December 31, 2019

Assets

Total assets	$	-

Liabilities and Stockholders' Deficit

Long-term liabilities:		
Accrued interest	$	2,593
Convertible notes, net		75,278
Total liabilities		77,871
Stockholders' deficit:		
Common stock at $0.00001 par value; 20,000,000 shares authorized; 3,500,000 shares issued and outstanding		35
Stock issuance receivable		(3,500)
Additional paid-in capital		13,867
Accumulated deficit		(88,273)
Total stockholders' deficit		(77,871)
Total liabilities and stockholders' deficit	$	-

See report of independent accountants and accompanying notes to financial statements.

"Unaudited"

CORRELATE HEALTH, INC.

Statement of Operations
For the period from January 4, 2019 (inception) to December 31, 2019

Revenues	$	-
Operating expenses		88,273
Net loss	$	(88,273)

See report of independent accountants and accompanying notes to financial statements.

CORRELATE HEALTH, INC.

Statement of Changes in Stockholders' Deficit
For the period from January 4, 2019 (inception) to December 31, 2019

	Common Stock	Stock Issuance Receivable	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 4, 2019 (inception)	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	35	(3,500)	3,465	-	-
Capital contribution	-	-	1,402	-	1,402
Beneficial conversion features	-	-	9,000	-	9,000
Net loss	-	-	-	(88,273)	(88,273)
Balance, December 31, 2019	$ 35	$ (3,500)	$ 13,867	$ (88,273)	$ (77,871)

See report of independent accountants and accompanying notes to financial statements.

CORRELATE HEALTH, INC.

Statement of Cash Flows
For the period from January 4, 2019 (inception) to December 31, 2019

Cash flows from operating activities:		
Net loss	$	(88,273)
Adjustments to reconcile net loss to net cash from operating actiivties:		
Interest from beneficial conversion features		3,278
Changes in operating assets and liabilities:		
Accrued interest		2,593
Net cash used in operating actiivties		(82,402)
Cash flows from financing activities:		
Proceeds from convertible note payable		81,000
Proceeds from capital contribution		1,402
Net cash provided by financing activities		82,402
Net change in cash		-
Cash, beginning of period		-
Cash, end of period	$	-

See report of independent accountants and accompanying notes to financial statements.

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Correlate Health, Inc.
Peachtree City, Georgia

We have reviewed the accompanying financial statements of Correlate Health, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders' deficit, and cash flows for the period from January 4, 2019 (inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

March 4, 2021
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

CORRELATE HEALTH, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Correlate Health, Inc. (the "Company" – formerly BlockInterop, Inc. for the period presented, but changed its name accordingly in 2021) was incorporated in the State of Delaware on January 4, 2019 and operates out of Georgia. Correlate Health, Inc. is a digital health company that focuses on the development, acquisitions, and investments of healthcare meaningful use applications, web services, and data transformation tools.

Management's Plans: The Company's strategic plan for 2020, 2021, and beyond is focused on the development of their intellectual property, building strategic partnerships, revenue growth, profitability, and scalability. These objectives will be attained by implementing a focused strategic plan of building and proving its business model and its brand within the Domestic and International Healthcare and SAAS Markets by creating a demand and retention of healthcare provider, organizations, consumers, manufacturers, software developers, and insures as clients. The Company has a strong team of global advisors in various sectors that will enable them to open doors and effectively execute their goals and strategically enter the market. The Company believes that by raising capital will enable it to effectively execute their goals and continue to do business for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period reported. Actual results could differ from those estimates.

Advertising Costs: Advertising costs are charged to operations as incurred. Advertising expense was $20,036 for the period from January 4, 2019 (inception) to December 31, 2019.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current period.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: During 2020, a novel strain of coronavirus (COVID-19) outbreak was declared a pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's financial statement is unknown. Management will continue to monitor the impact of COVID-19 and reflect the consequences as appropriate in the financial records.

Management has evaluated subsequent events through March 4, 2021, the date the financial statement was available to be issued, and has determined there are no additional subsequent events to be reported in the accompanying financial statement.

2.   **Convertible Debt:**

The Company has various convertible notes outstanding at December 31, 2019 with a total principal amount of $81,000. The notes bear interest at 8% per annum, as defined in the individual note agreements, and have beneficial conversion features upon which the principal will convert at 90% of the per unit price paid by investors. The notes were recorded net of the discounts related to the beneficial conversion features of $9,000 for 2019. The discounts are amortized over the life of the related notes with a balance of $5,722 at December 31, 2019. All unpaid principal and accrued interest is due upon maturity which ranges from February 2023 to May 2023 or will convert upon an equity financing or change in control event. The full principal amount of the convertible notes was outstanding at December 31, 2019.

3. **Stockholders' Equity:**

Pursuant to the Company's amended and restated articles of incorporation, the Company is authorized to issue 20,000,000 shares of common stock split into 10,000,000 shares of Class A stock, 5,000,000 shares of Class B stock, and 5,000,000 shares of preferred stock at $0.00001 par value per share. Each holder of Class A common stock receives ten votes per share. Class B stock is non-voting. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of preferred stock. At December 31, 2019, there were 3,500,000 shares of Class A common stock issued and outstanding. The Company did not receive consideration for the founder's shares issued during 2019 until fiscal year 2020. The full amount of consideration of $3,500 is included as a contra account, stock issuance receivable, on the accompanying statement of changes in stockholders' deficit.

4. **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $85,000 at December 31, 2019, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.